SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13D-2

(Amendment No. 5)*

QLT Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

746927102

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 746927102	SCHEDULE 13G/A	Page 2 of 7

(1)	Names of reporting persons NB Public Equity K/S
(2)	Check the appropriate box if a member of a group (see instructions) (a) (b)
(3)	SEC use only
(4)	Citizenship or place of organization Denmark

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power: 0
	(6)	Shared voting power: 7,397,626
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 7,397,626

(9)	Aggregate amount beneficially owned by each reporting person: 7,397,626
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row 9: 15.1%
(12)	Type of reporting person (see instructions): PN

CUSIP No. 746927102	SCHEDULE 13G/A	Page 3 of 7

(1)	Names of reporting persons NB Public Equity Komplementar ApS
(2)	Check the appropriate box if a member of a group (see instructions) (a) (b)
(3)	SEC use only
(4)	Citizenship or place of organization Denmark

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power: 0
	(6)	Shared voting power: 7,397,626
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 7,397,626

(9)	Aggregate amount beneficially owned by each reporting person: 7,397,626
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row 9: 15.1%
(12)	Type of reporting person (see instructions): PN

CUSIP No. 746927102	SCHEDULE 13G/A	Page 4 of 7

(1)	Names of reporting persons Cora Madsen
(2)	Check the appropriate box if a member of a group (see instructions) (a) (b)
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power: 0
	(6)	Shared voting power: 7,397,626
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 7,397,626

(9)	Aggregate amount beneficially owned by each reporting person: 7,397,626
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row 9: 15.1%
(12)	Type of reporting person (see instructions): IN

CUSIP No. 746927102	SCHEDULE 13G/A	Page 5 of 7

(1)	Names of reporting persons Florian Schönharting
(2)	Check the appropriate box if a member of a group (see instructions) (a) (b)
(3)	SEC use only
(4)	Citizenship or place of organization Denmark

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power: 0
	(6)	Shared voting power: 7,397,626
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 7,397,626

(9)	Aggregate amount beneficially owned by each reporting person: 7,397,626
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row 9: 15.1%
(12)	Type of reporting person (see instructions): IN

This Amendment No. 5 amends and supplements, as set forth below, the information contained in the cover pages, Item 2(a) and Item 4(a) of the Schedule 13G that was originally filed with the Securities and Exchange Commission (the “SEC”) by NB Public Equity K/S, NB Public Equity Komplementar ApS, Cora Madsen, Christian Hansen and Florian Schönharting on December 22, 2008, as amended by Amendment No. 1 filed with the SEC on February 6, 2009, further amended by Amendment No. 2 filed with the SEC on April 9, 2009, further amended by Amendment No. 3 filed with the SEC on February 16, 2010, and further amended by Amendment No. 4 filed with the SEC on February 8, 2011 (the “Schedule 13G”). Capitalized terms used but not otherwise defined in this Amendment No. 5 are used with the meanings ascribed to them in the Schedule 13G. Except as amended by this Amendment No. 5, all information contained in the Schedule 13G is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 5.

Item 2.

(a) Name of Person Filing

This Schedule 13G/A is filed on behalf of the following persons (the “Reporting Persons”):

(i)	NB Public Equity K/S
(ii)	NB Public Equity Komplementar ApS
(iii)	Cora Madsen
(iv)	Florian Schönharting

In 2011, Mr. Christian Hansen ceased to be a director of Nordic Biotech Advisors ApS, which owns 100% of the interest in NB Public Equity Komplementar ApS, the general partner of the Fund, which directly owns the shares of Common Stock of the Issuer reported in the Schedule 13G. As Mr. Hansen no longer has voting or dispositive power with respect to the Common Shares held directly by the Fund, he may no longer be deemed to be the beneficial owner of such Common Shares.

Item 4. Ownership

(a) Amount beneficially owned:

NB Public Equity K/S is the beneficial owner of 7,397,626 Common Shares.(1)

NB Public Equity Komplementar ApS is the beneficial owner of 7,397,626 Common Shares.(2)

Cora Madsen is the beneficial owner of 7,397,626 Common Shares.(3)

Florian Schönharting is the beneficial owner of 7,397,626 Common Shares.(4)

_____________

(1) NB Public Equity K/S (the “Fund”) is the beneficial owner of 7,397,626 shares. The Fund is a limited partnership and NB Public Equity Komplementar ApS (the “General Partner”) is its sole general partner.

(2) The General Partner has no ownership share in the Fund, but is entitled to a management fee for the services provided to the Fund. By reason of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), the General Partner may be deemed to be the beneficial owner of the securities held by the Fund.

(3) Cora Madsen is a director of the General Partner and in this capacity has the legal power to vote or dispose of the Common Shares beneficially owned by the Fund. Therefore, by reason of Rule 13d-3 Ms. Madsen may be deemed to be the beneficial owner of securities held by the Fund. Ms. Madsen has no ownership interest, neither direct nor indirect, in the General Partner.

(4) Florian Schönharting is a director in Nordic Biotech Advisors ApS, which owns 100% of the shares of the General Partner and is an indirect investor in a limited partner of the Fund. As such, he may be deemed under Rule 13d-3 to be a beneficial owner of the securities held by the Fund.

(5) Based on 48,954,680 shares of Common Shares outstanding as of February 17, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2012

NB PUBLIC EQUITY K/S

By:	NB PUBLIC EQUITY KOMPLEMENTAR ApS,
its general partner

By:	/s/ Cora Madsen*
Name: Cora Madsen
Title: Director

NB PUBLIC EQUITY KOMPLEMENTAR ApS

By:	/s/ Cora Madsen*
Name: Cora Madsen
Title: Director

/s/ Cora Madsen *
Cora Madsen

/s/ Florian Schönharting*
Florian Schönharting

By:	/s/ James E. Dawson
James E. Dawson, as attorney-in-fact